SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ n.º 02.808.708/0001 -07
NIRE n.º 35.300.157.770
Publicly Traded Company

Summary Minutes of the Administrative Council Meeting of Companhia de Bebidas das Américas – Ambev (“Company”) held on July 26, 2006

1. Date, Time Place: On July 26, 2006, at 1:00pm, at the headquarters of the Company in the City of São Paulo, State of São Paulo.

2. In Attendance: Mssrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-presidents, and Mssrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3. Council Meeting Officers: President: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4. Order of the Day: To (i) deliberate on the book building results to the first issuance of debentures of the Company, to establish the number of series to the Debentures to be issued by the Company, the number of Debentures to be issued in each series and the respective interest rates; and (ii) re-ratify item 5.1 (xvi) of the Minutes of the Administrative Council Meeting of the Company held on June 8, 2006 (“Minutes”).

5. Deliberations: Unanimously deliberated and approved without reservation by the Council Members in attendance was:

5.1 Ratifying book building, in conformity with the Administrative Council Meeting held on June 8, 2006, so that (i) there will be 2 (two) series of Debentures, there being 81.705 (eighty one thousand seven hundred and five) Debentures in the 1st (first) series and 124.803 (one hundred twenty four thousand eight hundred and three) Debentures in the 2nd series; and (ii) that the Debentures of the 1st series will yield 101,75% (one hundred and one and seventy five percent) interest equivalent to a percentage of the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days and the Debentures of the 2nd series will yield 102,50% (one hundred and two and fifty percent) interest equivalent to a percentage of the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days. The Directors of the Company are authorized to take all actions necessary to enforce the deliberations herein consubstantiated, including amending the debenture issuance document and any other instruments related to the debenture issuance.

5.2 Re-ratifying item 5.1 (xvi) of the Minutes to read as follows: “(xvi) distribution: distribution will be public, through an over-the-counter market administrated by a CVM-authorized entity, with equal and equitable treatment for all those participating in the public offer, with no early reservation, applying the book building procedure set forth in Artigo 23, paragraph 1 and Article 44 of CVM Instruction nº 400 of December 29, 2003. The time frame for the placing of the

Debentures will be 6 (six) months, counting from the date of publication of the commencement of the offer, to take place in 90 (ninety) days counting from the date of concession for public offering registration”. The other provisions to the Minutes remain unaltered.

6. Meeting Adjournment: There being no further business to come before the Administrative Council, the meeting was duly adjourned, these minutes, after read and unanimously approved by the Council Members, being duly signed by all in attendance. Mssrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-presidents, and Mssrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M.J.J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, July 26, 2006.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.